SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015

1.	THIRD QUARTER 2015 HIGHLIGHTS

2.	OUTLOOK

3.	BUSINESS OVERVIEW

4.	RESULTS OF OPERATIONS

5.	REVIEW OF PROJECTS

6.	SUMMARIZED FINANCIAL RESULTS

7.	LIQUIDITY

8.	CAPITAL RESOURCES

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

10.	OTHER RISKS AND UNCERTAINTIES

11.	RELATED PARTY TRANSACTIONS

12.	NON-GAAP FINANCIAL MEASURES

13.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

14.	FUTURE ACCOUNTING CHANGES

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015

This Management's Discussion and Analysis ("MD&A") is intended to supplement the unaudited condensed consolidated interim financial statements of Silver Standard Resources Inc. ("we", "us" or "our") for the three and nine months ended September 30, 2015, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of November 5, 2015, and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2015.

Additional information, including our Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2014, is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in section 16 herein. We use certain non-GAAP financial measures in this MD&A; for a description of each of these measures, please see the discussion under "Non-GAAP Financial Measures" in section 12 of this MD&A.

1.THIRD QUARTER 2015 HIGHLIGHTS

▪	Delivered production to plan: Produced 41,262 ounces of gold at the Marigold mine and 2.6 million ounces of silver at the Pirquitas mine, for silver equivalent production of 5.6 million ounces.

▪	Continued trend of low gold cash costs: Reported cash costs of $719 per payable ounce of gold sold at the Marigold mine.

▪	Silver cash costs in line with expectations: Reported cash costs of $11.02 per payable ounce of silver sold at the Pirquitas mine.

▪	Strengthened corporate liquidity: Entered into a $75 million, three-year senior secured revolving credit facility and maintained a cash balance of $200 million.

▪	Continued exploration success at Marigold: Reported the discovery of a new gold mineralized zone, the HideOut area and the 8D area.

▪	Completed the acquisition of the Valmy Property: Acquired 2,844 hectare Valmy Property contiguous with the Marigold mine for $11.5 million in cash.

▪
Pursuing opportunity to extend operating life at the Pirquitas mine: Signed an agreement with Golden Arrow Resources Corporation to explore and evaluate the Chinchillas project, approximately 30 kilometers from the Pirquitas mine.

▪
Recorded impairment charge at Pirquitas: Non-cash, pre-tax impairment charge and write-downs of $42.2 million related to Pirquitas were recognized due to a decline in silver prices, including $7.7 million related to ore stockpiles within cost of sales and income from mine operations.

2.	OUTLOOK

This section of the MD&A provides management's production and cost estimates. Major capital and exploration expenditures are also discussed. See "Cautionary Notes Regarding Forward-Looking Statements and Mineral Reserves and Mineral Resources Estimates" in section 16 of this MD&A.
Our operating guidance, capital expenditures and exploration expenditures remain unchanged from that provided in our second quarter 2015 MD&A Outlook. For the full year 2015, we expect:

Operating Guidance		Pirquitas mine	Marigold mine
Gold Production	oz	—	195,000 - 205,000
Silver Production	Moz	9.5 - 10.5	—
Zinc Production	Mlb	10.0 - 12.0	—
Cash costs per payable ounce sold (1)	$/oz	10.50 - 11.50	700 - 750
Capital Expenditures (2)	$M	10	25
Capitalized Stripping Costs	$M	—	13
(1) We report the non-GAAP financial measures of cash costs per payable ounce of silver and gold sold to manage and evaluate operating performance at the Pirquitas mine and the Marigold mine. See “Non-GAAP Financial Measures” in section 12 of this MD&A.
(2) Includes capitalized exploration.

3.	BUSINESS OVERVIEW

We are a resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have two producing mines and a portfolio of silver resource dominant projects located throughout the Americas. Our focus is on safe profitable silver and gold production from the Pirquitas mine in Argentina and our Marigold mine in Nevada, U.S., respectively.

Our financial performance is impacted by both silver and gold prices. Silver prices weakened in the third quarter of 2015 with a decrease of 9% to an average of $14.91 per ounce from an average of $16.41 per ounce in the second quarter of 2015. Gold prices were also weaker in the third quarter of 2015, averaging $1,124 per ounce, below the $1,193 per ounce in the second quarter of 2015. At the end of the third quarter of 2015, silver prices closed at $14.65 per ounce and gold prices closed at $1,118 per ounce on September 30, 2015, however, the precious metals prices have shown some improvement following the quarter end.

The U.S. dollar remained strong through the third quarter of 2015 with expectations of higher U.S. interest rates continuing, although rates have remained unchanged. The continued economic uncertainty and global geographical tensions in the Middle East and Europe have also added to the extreme volatility of the commodity price environment. In addition, weakening in the Chinese economy has reduced the expected demand for precious metals by China. Subsequent to quarter end, metal prices improved and the U.S. dollar slightly weakened.

During the third quarter of 2015, oil prices averaged $47.42 per barrel, well below price levels experienced over the last three years. Diesel is a significant consumable at our operations and the decline in diesel prices is having a positive impact on our cost structure at the Marigold mine. As a result, during the second quarter of 2015 we instigated a program to hedge a portion of our diesel usage to manage price risk of this consumable. In Argentina, diesel prices are regulated by the government, so the positive impact on diesel cost at the Pirquitas mine has not been as significant.

In addition to the global macroeconomic environment, the Pirquitas mine operates within a tightly-controlled regulatory environment in Argentina. The Central Bank of Argentina regulates U.S. dollar flows into and out of the country, with Central Bank approval required for all foreign exchange transactions. Argentina continues to experience high inflation with a currency that, generally, depreciates against our reporting currency, the U.S. dollar. During the third quarter of 2015, the pace of Argentine peso devaluation was slow but still devalued by approximately 3% and closed on September 30, 2015, at an exchange rate of 9.41 Argentine pesos for 1 U.S. dollar. Local inflation in the third quarter of 2015 exceeded this devaluation, pressuring our Argentine peso denominated costs when reported in U.S. dollars. Value added tax ("VAT") recovery remains a highly regulated, complex and, at times, lengthy collection process; however, we recovered $2.9 million of VAT in the third quarter of 2015. All of these factors directly impact our business in Argentina.

On September 24, 2015, we completed the acquisition of the Valmy Property, contiguous with our Marigold mine in Nevada, U.S. for $11.5 million in cash from Newmont Mining Corporation ("Newmont").

On September 30, 2015, we signed an agreement ("Agreement") with Golden Arrow Resources Corporation ("Golden Arrow") to explore and evaluate its Chinchillas silver-lead-zinc project, located approximately 30 kilometers from the Pirquitas mine. The details of the Agreement are further described in section 5 of this MD&A.

4.	RESULTS OF OPERATIONS

Consolidated results of operations

The following table presents consolidated operating information for our Marigold and Pirquitas mines. Additional operating information is provided in the sections relating to the individual mines.

	Three months ended
Operating data	September 30 2015	June 30 2015	March 31 2015	December 31 2014	September 30 2014

Consolidated production and sales:
Silver produced ('000 oz)	2,576	2,443	2,732	2,222	2,551
Zinc produced ('000 lbs) (1)	2,076	2,674	3,837	4,817	7,030
Silver sold ('000 oz)	2,819	2,623	2,909	2,764	1,859
Zinc sold ('000 lbs) (1)	2,352	4,936	2,769	8,745	8,062

Gold produced (oz)	41,262	48,685	55,598	67,113	40,442
Gold sold (oz)	39,525	48,121	55,865	68,748	38,245

Silver equivalent production ('000 oz) (2)	5,636	5,952	6,768	6,910	5,114

Realized gold price ($/oz) (3)	1,110	1,205	1,210	1,200	1,267
Realized silver price ($/oz) (3)	14.97	16.72	16.67	17.18	19.99

Cash costs ($/oz) - payable silver from Pirquitas mine (3)	11.02	9.45	11.25	11.76	12.22
Cash costs ($/oz) - payable gold from Marigold mine (3)	719	717	612	665	997
Cash costs ($/oz) - payable silver equivalent from both mines (3)	10.32	9.74	9.57	10.78	14.29

Financial data ($000s)
Revenue	77,191	95,818	111,721	122,830	79,269
(Loss) income from mine operations (4)	(7,396)	16,319	30,402	12,996	6,258

(1)	Data for zinc production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate revenue.

(2)	Silver equivalent ounces have been established using the realized silver and gold prices in the quarter and applied to the recovered metal content of the gold bullion produced by the Marigold mine.

(3)
We report the non-GAAP financial measures of cash costs per payable ounce of precious metals sold and realized metal prices to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please refer to “Non-GAAP Financial Measures” in section 12 of this MD&A.

(4)
(Loss) income from mine operations for the quarters ended September 30, 2015 and December 31, 2014, include $7.7 million and $11.3 million, respectively, of non-cash write-down of stockpile inventory at the Pirquitas mine to its net realizable value ("NRV").

Marigold mine, U.S.

	Three months ended
Operating data	September 30 2015	June 30 2015	March 31 2015	December 31 2014	September 30 2014
Total material mined (kt)	18,425	19,051	18,556	18,426	18,832
Waste removed (kt)	11,242	14,163	14,861	14,587	13,821
Strip ratio	1.6	2.9	4.0	3.8	2.8
Mining cost ($/t mined)	1.65	1.48	1.57	1.62	1.61
Total ore stacked (kt)	7,183	4,888	3,695	3,839	5,011
Gold stacked grade (g/t)	0.43	0.33	0.59	0.84	0.53
Processing cost ($/t processed)	0.66	0.79	1.09	1.06	0.86
Gold recovery (%)	69.7	67.6	74.7	73.0	73.0

Gold produced (oz)	41,262	48,685	55,598	67,113	40,442
Gold sold (oz)	39,525	48,121	55,865	68,748	38,245

Realized gold price ($/oz) (1)	1,110	1,205	1,210	1,200	1,267

Cash costs ($/oz) (1)	719	717	612	665	997
Total costs ($/oz) (1)	926	885	728	778	1,095

Financial data ($000s)
Revenue	43,836	57,958	67,566	82,508	48,395
Income from mine operations	7,288	15,395	26,954	29,006	6,566
Capital investments	8,931	5,255	4,768	4,375	4,486
Cash based capitalized deferred stripping	—	—	12,543	16,866	1,910
Exploration expenditures (2)	1,944	1,978	1,551	3,224	796

(1)
We report the non-GAAP financial measures of realized gold prices, cash costs and total costs per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please refer to “Non-GAAP Financial Measures” in section 12 of this MD&A.

(2)	Includes capitalized and expensed exploration expenses.

Mine production

The Marigold mine produced 41,262 gold ounces in the third quarter of 2015, 15% lower than the second quarter production of 48,685 ounces due to the reduction in stacked ore grade in the second quarter of 2015. This reduction was in line with our annual production schedule, which expected lower production in the second and third quarters followed by a stronger fourth quarter.

During the third quarter of 2015, the Marigold mine moved 18.4 million tonnes of material, of which 7.2 million tonnes of ore were delivered to the heap leach pads at a gold grade of 0.43g/t, representing approximately 70,000 recoverable ounces of gold stacked. This compares to 19.1 million tonnes of material moved in the second quarter of 2015, of which 4.9 million tonnes of ore containing a gold grade of 0.33g/t were stacked, representing approximately 35,000 recoverable ounces of gold. The grade mined in the third quarter was 30% higher than the second quarter, as mining progressed deeper into the Mackay pit.

The strip ratio decreased by 45%, to 1.6:1 in the third quarter from 2.9:1 in the second quarter, due to the continued positive reconciliation of ore tonnes as well as mining in a deeper part of the Mackay pit. The increase in both tonnes and grade of ore stacked on the leach pads in the third quarter is expected to result in increased gold production in the fourth quarter of 2015 as previously guided. During the third quarter, we completed construction of the new leach pad and stacked sufficient ore to commence leaching. Gold recovery was 70% in the third quarter compared to 68% in the second quarter due to the higher grade mined.

Mine operating costs

Cash costs and total costs per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in section 12 of this MD&A.

Cash costs, which include all costs of inventory, refining and royalties, were $719 per payable ounce of gold sold in the third quarter of 2015, comparable to $717 per payable ounce of gold sold in the second quarter of 2015, with the increase resulting from higher operating costs being offset by more recoverable ounces placed on the leach pads. Mining unit costs increased to $1.65 per tonne in the third quarter, from $1.48 per tonne in the second quarter. This was principally due to additional ore tonnage that required hauling to the leach pads, one of our longest hauls, and a premature failure of the swing bearing on one of the hydraulic shovels, requiring the use of higher cost wheel loaders.

Total costs, which include depreciation, depletion and amortization, were $926 per payable ounce of gold sold in the third quarter of 2015, compared to $885 per payable ounce of gold sold in the second quarter of 2015 due to higher depletion and depreciation cost per unit.

Mine sales

A total of 39,525 ounces of gold was sold at an average price of $1,110 per ounce during the third quarter of 2015, a decrease of 18% from the 48,121 ounces of gold sold during the second quarter of 2015 at an average price of $1,205 per ounce. The decrease in sales is primarily a function of lower production, however we also had approximately 2,700 ounces of gold bullion that remained unsold due to timing of production, and was sold early in the fourth quarter.

Exploration

In our news release dated July 6, 2015, we reported the discovery of the 8D area and presented initial results from the assay program of drill hole samples with a “zero” value in the drillhole database. During the third quarter, exploration drilling at Marigold also identified a new mineralized center outside the current resource envelope, named the HideOut area. Results were reported in our news release dated September 18, 2015. A total of 3,860 meters in 15 reverse circulation drillholes was completed at the HideOut area in the third quarter of 2015.

On September 24, 2015, we completed the acquisition of the Valmy Property from Newmont. This 2,844 hectare land package, surrounding the Marigold mine to the east, south and west, historically produced 196,000 ounces of gold in the period between 2002 and 2005, as previously reported by Newmont in 2005. The addition of this property increases our total land holding at the Marigold mine by over 35% to 10,759 hectares. Data review of the previous drillhole information commenced in the fourth quarter. We expect to include Mineral Resources from Valmy to our year-end Mineral Resources and Mineral Reserves Statement published in February 2016. We also expect to conduct exploration drilling on the Valmy Property in 2016 subject to obtaining the requisite permits and other approvals.

Pirquitas mine, Argentina

	Three months ended
Operating data	September 30 2015	June 30 2015	March 31 2015	December 31 2014	September 30 2014
Total material mined (kt)	2,746	3,087	3,355	3,816	4,315
Waste removed (kt)	2,219	2,320	2,585	3,168	3,831
Strip ratio	4.2	3.0	3.4	4.9	7.9
Silver mined grade (g/t)	188	172	184	150	160
Zinc mined grade (%)	0.33	0.69	0.73	0.97	1.36
Mining cost ($/t mined)	3.94	3.39	2.90	3.18	2.93
Ore milled (kt)	410	347	379	372	407
Silver mill feed grade (g/t)	238	262	267	222	248
Zinc mill feed grade (%)	0.57	0.69	0.89	1.12	1.79
Processing cost ($/t milled)	21.53	22.69	21.46	22.46	23.30
Silver recovery (%)	82.0	83.7	83.9	83.8	78.7
Zinc recovery (%) (1)	40.1	50.9	51.4	52.6	43.8

Silver produced ('000 oz)	2,576	2,443	2,732	2,222	2,551
Zinc produced ('000 lbs) (1)	2,076	2,674	3,837	4,817	7,030
Silver sold ('000 oz)	2,819	2,623	2,909	2,764	1,859
Zinc sold ('000 lbs) (1)	2,352	4,936	2,769	8,745	8,062

Realized silver price ($/oz) (2)	14.97	16.72	16.67	17.18	19.99

Cash costs ($/oz) (2)	11.02	9.45	11.25	11.76	12.22
Total costs ($/oz) (2)	16.54	15.23	16.00	17.40	17.11

Financial data ($000s)
Revenue	33,355	37,860	44,155	40,322	30,874
(Loss) income from mine operations (3)	(14,684)	924	3,448	(16,010)	(308)
Capital investments	2,500	2,962	1,552	2,033	2,376
Cash based capitalized deferred stripping	—	—	—	—	3,946
Exploration expenditures (4)	1,124	1,912	1,283	1,284	173

(1)	Data for zinc recovery, production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate revenue.

(2)
We report the non-GAAP financial measures of realized silver prices, cash costs and total costs per payable ounce of silver sold to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please refer to “Non-GAAP Financial Measures” in section 12 of this MD&A.

(3)
Income (loss) from mine operations for the quarters ended September 30, 2015, and December 31, 2014, include $7.7 million and $11.3 million, respectively, of non-cash write-down of stockpile inventory to its NRV.

(4)	Includes capitalized and expensed exploration expenses.

Mine production

The Pirquitas mine produced 2.6 million ounces of silver during the third quarter of 2015, higher than the 2.4 million ounces produced in the second quarter. The quarter-on-quarter increase in silver production is primarily due to the higher amount of ore milled, as silver mill feed grade and recovery remained relatively in line with the previous quarter. The mine also produced 2.1 million pounds of zinc in zinc concentrate during the third quarter of 2015, a reduction from the second quarter of 2015 production of 2.7 million pounds and in line with the falling zinc head grade.

Consistent with our mine plan, total material mined has been declining with 2,746,000 tonnes mined in the third quarter of 2015, 11% less than in the second quarter of 2015. In addition, the strip ratio increased to 4.2:1 from 3.0:1 in the second quarter of 2015.

Approximately 410,000 tonnes of ore was milled during the third quarter of 2015, compared to 347,000 tonnes in the second quarter of 2015. Ore was milled at an average rate of 4,454 tonnes per day during the third quarter of 2015, 12% above the mill’s nominal design and 17% higher than the average milling rate of 3,815 tonnes per day in the second quarter of 2015.

Ore milled during the third quarter of 2015 contained an average silver grade of 238 g/t, lower than the 262 g/t reported in the second quarter of 2015. As a result, the average silver recovery rate of 82.0% was lower than the average recovery rate of 83.7% in the second quarter of 2015.

Mine operating costs

Cash costs and total costs per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in section 12 of this MD&A.

Cash costs, which include cost of inventory, treatment and refining costs and by-product credits, were $11.02 per payable ounce of silver sold in the third quarter of 2015 compared to $9.45 per payable ounce of silver sold in the second quarter of 2015. Cost of inventory was higher compared to the second quarter of 2015 due to lower by-product credits in the third quarter of 2015 resulting from lower zinc sales, higher mining costs due to longer and deeper haul profiles and higher truck maintenance costs.

Total costs, which add silver export duties, depreciation, depletion and amortization to cash costs, were $16.54 per payable ounce of silver sold in the third quarter of 2015, higher than the $15.23 per payable ounce of silver sold in the second quarter of 2015. Depletion, depreciation and amortization was slightly lower on a per unit sold basis in the third quarter of 2015, compared to the second quarter of 2015. Silver export duties were higher than in the previous quarter due to timing of shipments.

We remain focused on costs and driving further operational efficiencies that will sustain cash flows in a lower silver price environment while pursuing alternatives for mine life extension.

Mine sales

In the third quarter of 2015, we sold 2.8 million ounces of silver, 8% higher than sales of 2.6 million ounces of silver in the second quarter of 2015. We also sold 2.4 million pounds of zinc in the third quarter of 2015, compared to the 4.9 million pounds sold in the second quarter of 2015. Sales of both metals were in line with our mine plan.

Exploration

As reported in our news release dated September 21, 2015, we completed the underground drilling program beneath the San Miguel open pit at the Pirquitas mine. High grade silver mineralization was intersected on all three veins explored, known as Chocaya, Oploca North and Oploca South veins. The underground drill program at the Pirquitas mine is targeting the expansion and upgrade of Mineral Resources underlying the San Miguel open pit.
During the program, 41 drillholes were completed from underground drill stations. All veins remain open laterally and at depth. An engineering study is being undertaken to evaluate the potential to exploit this mineralization from underground. This engineering study will also include the previously drilled Cortaderas silver-zinc vein, located approximately 650 meters north of the current open pit. The results are expected in early 2016.

Chinchillas project

We announced in a news release dated October 1, 2015 that we had entered into an agreement with Golden Arrow to explore, evaluate and seek to develop the silver-lead-zinc deposit at Chinchillas located approximately 30 kilometers from Pirquitas.  The initial work is directed towards confirming the Mineral Resource base at Chinchillas, as further described in section 5 of this MD&A.

Fiscal stability agreement and regulatory environment

We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and the Federal Government has asserted that the Pirquitas mine is subject to this duty. We have challenged the legality of the export duty applied to silver concentrate and the matter is currently under review by the Federal Court (Jujuy) in Argentina.

The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrate (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Government but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Government also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta). In September 2014, the Federal Tax Authority in Argentina filed an application with the Federal Court (Jujuy) to lift the Injunction and requiring payment of the export duty and payment of applied interest charges. We filed a response to such application on October 14, 2014 and a decision is pending.

As of September 30, 2015, we have paid $6.6 million in export duties, for which we have filed for recovery. In accordance with the Injunction, we have not been paying export duties on silver concentrate but continue to accrue export duties. At September 30, 2015, we have accrued a liability totaling $64.2 million (December 31, 2014 - $56.1 million), for export duties with no accrual for interest charges, and have recorded a corresponding increase in cost of sales in the relevant period. The application of interest charges is uncertain, but if applied from the date each duty was levied, and based on current U.S. dollar rates, such charges are estimated to be in the range of $5.3 million to $8.9 million. The final amount of export duties and interest, if any, to be paid or refunded depends on a number of factors including the outcome of litigation. Changes in our assessment of this matter could result in material adjustments to our condensed consolidated interim statement of income (loss).

5.	REVIEW OF PROJECTS

Chinchillas Project, Argentina

On September 30, 2015, we signed the Agreement with Golden Arrow to explore and evaluate the Chinchillas silver-lead-zinc project, which is situated approximately 30 kilometers from the Pirquitas mine.

Under the terms of the Agreement, we will evaluate the Chinchillas property during a period of up to 18 months (the "Preliminary Period") as a mining operation to supply feed to the Pirquitas plant beginning in the second half of 2017. We have committed to spend a minimum of $4 million for pre-development activities. Our initial expectation is that expenditures may total up to an estimated $12.6 million based on the success of the pre-development activities, including exploration, mine planning, metallurgical studies, permitting and engineering studies.

We have agreed to pay Golden Arrow up to C$2 million during the Preliminary Period in four C$0.5 million cash installments. The first installment was paid on signing the Agreement and the remaining three payments are conditional upon completion of project milestones. Following signing of the Agreement, Golden Arrow initiated the process to obtain the necessary court and shareholder approvals required to form the joint venture under a plan of arrangement (the "Arrangement").

If we elect to proceed, we will enter into a joint venture with 1049708 B.C. Ltd. ("New GAR"), a Golden Arrow entity that, following the completion of the Arrangement, will be owned by Golden Arrow's current shareholders, whereby we will be the majority partner and operator. The joint venture would be comprised of our Pirquitas property and Golden Arrow's Chinchillas property to be owned by us and New GAR on a 75%/25% basis, respectively. We may elect to exercise our option at any time over the Preliminary Period. Upon entering into the joint venture, we will pay Golden Arrow an amount equal to 25% of mine earnings generated by Pirquitas less certain expenditures for exploration (including Chinchillas pre-development expenditures), capital investment and closure costs incurred during the Preliminary Period.

Technical planning for a pre-feasibility study on Chinchillas commenced in late third quarter of 2015. Key activities in the fourth quarter will include approximately 5,000 meters of resource infill drilling, and initial geotechnical, hydrological and metallurgical studies. We will also commence environmental baseline studies and community engagement programs.

Other Projects

At our San Luis Project in Peru, we continue to examine alternative strategies for community engagement and for advancing the San Luis project.

At the Pitarrilla project in Mexico, we are advancing scoping studies on underground options and continue to keep the properties in good standing and fulfill our community and other project related commitments.

At the Berenguela project in Peru, we are continuing with conceptual engineering studies and metallurgical test work to evaluate development scenarios for this asset.

6.	SUMMARIZED FINANCIAL RESULTS

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in thousands of U.S. dollars, except per share amounts:

	2015			2014				2013
	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec
					(restated) (1)	(restated) (1)	(restated) (1)	(restated) (1)
	$000s	$000s	$000s	$000s	$000s	$000s	$000s	$000s
Revenue	77,191	95,818	111,721	122,830	79,269	64,287	33,736	49,026
(Loss) Income from mine operations	(7,396)	16,319	30,402	12,996	6,258	11,022	5,924	3,985
Net (loss) income before tax	(62,556)	(3,316)	12,501	(56,789)	(17,600)	(10,057)	(11,370)	45,652
Net (loss) income after tax	(59,416)	(7,327)	9,096	(86,222)	(17,576)	(10,157)	(12,439)	36,212

Basic (loss) earnings per share	(0.74)	(0.09)	0.11	(1.07)	(0.22)	(0.13)	(0.15)	0.57
Diluted (loss) earnings per share	(0.74)	(0.09)	0.11	(1.07)	(0.22)	(0.13)	(0.15)	0.57

Cash and cash equivalents	200,017	217,228	175,595	184,643	135,174	102,162	396,413	415,657
Total assets	954,766	996,549	989,260	986,249	1,036,624	1,098,898	1,019,711	1,032,735
Working capital	373,068	379,767	358,288	368,948	363,420	427,544	586,979	577,345
Non-current financial liabilities	205,277	202,517	199,813	197,134	194,570	192,050	189,580	187,130

(1) Restated for the change in the exploration and evaluation costs accounting policy as described in Note 2 of our audited consolidated financial statements for the year ended December 31, 2014.

The acquisition of Marigold in April 2014 generated an increase in revenues and income from mine operations from the second quarter of 2014 onwards. Otherwise, the volatility in revenue over the past eight quarters has resulted from fluctuations in commodity prices and sales volumes. There are no significant seasonal fluctuations in the results for the presented periods. Following a significant decrease in the second half of 2013, the average realized silver price per ounce was fairly consistent in the first three quarters of 2014. Silver prices decreased again in the fourth quarter of 2014, remained at this lower level in the first half of 2015 and decreased further in the third quarter of 2015. Income (loss) from mine operations in the fourth quarter of 2014 and the third quarter of 2015 was affected by the non-cash write-down of stockpile inventory at the Pirquitas mine to its NRV. Excluding the effect of these inventory write-downs, income from mine operations followed a similar trend to revenue over the two year period presented, except for the fourth quarter of 2014 and the first half of 2015, when income from the Marigold mine had a significant positive impact.

Net income (loss) before income tax has fluctuated significantly over the past eight quarters, heavily influenced by significant transactions and commodity prices. In the fourth quarter of 2014 and in the third quarter of 2015, we recorded impairment charges of $51.6 million and $42.2 million, respectively, against the carrying value of the Pirquitas mine, including write-downs of stockpile inventory at the mine to its NRV. In the first quarter of 2014, we sold the Challacollo project in Chile, generating a gain before tax of $15.9 million. This gain was offset by a significant foreign exchange loss of $15.9 million from the devaluation of the Argentine peso. In the fourth quarter of 2013, we sold the San Agustin project in Mexico, which generated a gain before tax of $67.8 million.

Three months ended September 30, 2015 compared to the three months ended September 30, 2014

Realized silver and gold price is a non-GAAP financial measure. Please, see the discussion under "Non-GAAP Financial Measures" in section 12 of this MD&A.

Net loss for the three months ended September 30, 2015 was $59.4 million ($0.74 per share), compared to a net loss of $17.6 million ($0.22 per share) in the same period of 2014. In the third quarter of 2015, we recognized a non-cash impairment charge of $34.5 million against the Pirquitas mine and non-cash write-down of $7.7 million of stockpiles.

The following is a summary and discussion of the other significant components of income and expenses recorded during the current quarter compared to the same period in the prior year.

In the three months ended September 30, 2015, we recognized total revenues of $77.2 million, compared to $79.3 million in the comparative period of 2014. We realized lower prices of both precious metals, but this was largely offset by higher volume sold from the Pirquitas mine in the third quarter of 2015 than in the comparative period.

•
At the Pirquitas mine, we recognized revenues of $33.4 million in the third quarter of 2015, $2.5 million higher than the $30.9 million in the same period in 2014. The increase in revenue was primarily the function of significantly higher volumes of silver ounces sold in the third quarter of 2015 than in the comparative period in 2014 (2.8 million ounces compared to 1.9 million ounces), which was partially offset by a lower silver price and lower zinc sales. Realized silver prices in the third quarter of 2015 averaged $14.97 per ounce, excluding the impact of period-end price adjustments, compared to $19.99 per ounce in the same period in 2014. Zinc sales of 2.4 million pounds in the third quarter of 2015 were significantly lower than the 8.1 million pounds sold in the third quarter of 2014. There were negative mark to market price adjustments in the third quarter of 2015 of $4.3 million, compared to negative adjustments of $5.5 million in the comparative period of 2014. At September 30, 2015, sales contracts containing 2.4 million ounces of silver were subject to final price settlement over the next four months.

•
Revenues in the third quarter of 2015 from the Marigold mine were $43.8 million from the sale of 39,525 ounces of gold, realizing an average gold price of $1,110 per payable ounce, compared to revenues of $48.4 million from the sale of 38,245 ounces of gold in the third quarter of 2014, at $1,267 per payable ounce.

Cost of sales for the third quarter of 2015 was $84.6 million, compared to $73.0 million in the third quarter of 2014, with the increase mainly due to the higher sales from the Pirquitas mine even though at lower per unit costs.

•
In the third quarter of 2015, cost of sales from the Pirquitas mine was $48.0 million compared with $31.2 million in the third quarter of 2014, resulting in loss from mine operations of $14.7 million in the third quarter of 2015, compared to loss of $0.3 million in the third quarter of 2014. The third quarter of 2015 was negatively impacted by a non-cash write-down of low grade stockpile inventory of $7.7 million. Excluding the inventory write-down, in the third quarter of 2015, the Pirquitas mine recognized a negative gross margin of 21%, significantly lower than the negative gross margin of 1% in the third quarter of 2014, which was mainly due to the lower realized silver prices in the period. On a per unit basis, the cost of inventory was lower by 29% in the third quarter of 2015 compared to the third quarter of 2014.

•
At Marigold, cost of sales in the third quarter of 2015 was $36.5 million generating income from mine operations of $7.3 million, equal to a gross margin of 17%. This compares to cost of sales of $41.8 million in the third quarter of 2014, generating income from operations of $6.6 million and a gross margin of 14%.

General and administrative expenses in the three months ended September 30, 2015, of $5.7 million were higher than the $4.4 million recorded in the three months ended September 30, 2014. This increase is principally due to higher non-cash share-based compensation of $2.1 million, as our improved relative share performance compared with peers through 2015 resulted in an increased expense in the third quarter of 2015, which was partially offset by a weaker Canadian dollar.

Exploration and evaluation costs of $3.1 million for the three months ended September 30, 2015, were lower than the $5.5 million for the three months ended September 30, 2014, as exploration spend was limited at most projects, except for the exploration programs conducted at the Marigold and Pirquitas mines.

During the third quarters of 2015 and 2014, we recorded interest expense and other finance costs of $6.4 million and $7.6 million, respectively. In each period, such expense and costs are mainly attributable to our convertible senior notes issued in 2013 (the "2013 Notes"). The higher finance costs in the third quarter of 2014 were due to higher transaction costs and bank charges.

We recorded foreign exchange losses for the three months ended September 30, 2015, of $3.2 million compared to losses of $4.5 million in the three months ended September 30, 2014. Our main foreign exchange exposures are related to net monetary assets denominated in Argentine pesos, and Canadian and Australian dollars. During the three months ended September 30, 2015, this loss resulted from the weakening of the Argentine peso, Canadian dollar and Australian dollar against the U.S. dollar, whereas in the comparative period, it was mainly the weakening of the Argentine peso against the U.S. dollar.

For the three months ended September 30, 2015, we recorded an income tax recovery of $3.1 million compared to an immaterial income tax expense in the three months ended September 30, 2014. The total income tax recovery in the quarter consists of a current tax expense of $3.4 million and a deferred tax recovery of $6.5 million. Income tax expense is the result of the profitable operations at Marigold, concentrate and gold sales activities in Canada and payment of interest withholding tax in Argentina. Offsets to income tax expense include losses generated through corporate general and administrative expenses, and a reversal of a deferred tax liability from December 31, 2014 as well as the reversal of a prior year tax accrual.

The insignificant tax expense in the three months ended September 30, 2014, was a result of various credits offsetting our tax expense from the Nevada Net Proceeds of Minerals Tax, gains on the sale of the marketable securities and interest withholding tax in Argentina. Those offsets to income tax expense in this period include losses generated through corporate general and administrative expenses, non-deductible acquisition costs, and a reclassification of the current interest withholding tax expense to a deferred income tax asset on the basis it was scheduled to be utilized against future income taxes as a foreign tax credit.

During the third quarter of 2015, we recognized an unrealized gain of $8.4 million on marketable securities in other comprehensive income, compared to a loss of $48.0 million in the third quarter of 2014 due to price movements of the underlying securities held.

Nine months ended September 30, 2015 compared to the nine months ended September 30, 2014

Realized silver and gold price is a non-GAAP financial measure. Please, see the discussion under "Non-GAAP Financial Measures" in section 12 of this MD&A.

Net loss for the nine months ended September 30, 2015 was $57.6 million ($0.71 per share), compared to a net loss of $40.2 million ($0.50 per share) in the same period of 2014. For the nine months ended September 30, 2015, we were negatively impacted by a non-cash impairment charge of $34.5 million against the Pirquitas mine and non-cash write-down of $7.7 million of stockpiles. The following is a summary and discussion of the other significant components of income and expenses recorded during the nine months ended September 30, 2015, compared to the same period in the prior year.

In the nine months ended September 30, 2015, we recognized total revenues of $284.7 million, compared to $177.3 million in the comparative period of 2014. The main reason for the increase is the acquisition of the Marigold mine in April 2014, which contributed a total of $169.4 million of revenues in the first three quarters of 2015 compared to $76.4 million in the comparative period in 2014. Additionally, the Pirquitas mine sold higher volumes of silver concentrate in the first nine months of 2015 compared to the same period in 2014, albeit these were partially offset by the lower realized silver price in the period. Also, we had significantly lower sales of zinc in the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014.

•
At the Pirquitas mine, we recognized revenues of $115.4 million in the nine months ended September 30, 2015, $14.5 million higher than the $100.9 million in the same period in 2014. The increase in revenue was primarily the function of significantly higher volumes of silver ounces sold in the nine months ended September 30, 2015 than in the comparative period in 2014 (8.4 million ounces compared to 5.4 million ounces), which was almost entirely offset by lower silver prices and lower zinc sales. Realized silver prices in the nine months ended September 30, 2015, averaged $16.13 per ounce, excluding the impact of period-

end price adjustments, compared to $20.07 per ounce in the same period in 2014. Zinc sales of 10.1 million pounds in the nine months ended September 30, 2015, were significantly lower than the 23.6 million pounds sold in the comparative period of 2014. There were negative mark to market price adjustments in the nine months ended September 30, 2015, of $7.0 million, compared to negative adjustments of $5.2 million in the comparative period of 2014. At September 30, 2015, sales contracts containing 2.4 million ounces of silver were subject to final price settlement over the next four months.

•
Revenues in the nine months ended September 30, 2015, from the Marigold mine were $169.4 million from the sale of 143,511 ounces of gold, realizing an average gold price of $1,181 per ounce. This compares to revenues of $76.4 million from the sale of 60,235 ounces of gold at $1,273 per ounce in the nine months ended September 30, 2014. The main reason for the increase in the current period is the fact that we did not own the Marigold mine during the first quarter in 2014 and also reflects significantly higher quarterly sales in 2015 compared to 2014, even though the higher volumes were partially offset by lower realized price per ounce of gold sold.

Cost of sales for the nine months ended September 30, 2015, was $245.4 million, compared to $154.1 million in the nine months ended September 30, 2014, mainly due to the acquisition of the Marigold mine, which comprised $119.7 million in cost of sales in the nine months ended September 30, 2015, and $66.6 million in the nine months ended September 30, 2014.

•
In the nine months ended September 30, 2015, cost of sales from the Pirquitas mine was $125.7 million compared to $87.5 million in the nine months ended September 30, 2014, resulting in loss from mine operations of $10.3 million in the nine months ended September 30, 2015, compared to income of $13.4 million in the nine months ended September 30, 2014. In the nine months ended September 30, 2015, we recognized a non-cash write-down of stockpile inventory of $7.7 million. Excluding this write-down, in the first three quarters of 2015, the Pirquitas mine realized a negative gross margin of 2%, lower than the positive gross margin of 13% in the comparative period of 2014, which was mainly due to the lower realized silver prices in the period. On a per unit basis, the cost of inventory was lower by 24% in the nine months ended September 30, 2015 compared to the same period in 2014.

•
In the nine months ended September 30, 2015, cost of sales from the Marigold mine was $119.7 million generating income from mine operations of $49.6 million, equal to a gross margin of 29%, compared to cost of sales of $66.6 million and an income from mine operations of $9.8 million in the nine months ended September 30, 2014, generating a gross margin of 13%. The main reason for the increase in the current nine month period is the fact that we did not own the Marigold mine during the first quarter in 2014, and also higher volumes sold in 2015. Costs on a unit basis were lower in 2015 translating to improved margins despite the lower gold prices realized.

General and administrative expenses in the nine months ended September 30, 2015, of $18.1 million were higher than the $15.9 million recorded in the nine months ended September 30, 2014. This increase is principally due to higher non-cash share-based compensation of $6.2 million, partially offset by a weaker Canadian dollar.

Exploration and evaluation costs of $11.0 million for the nine months ended September 30, 2015, were lower than the $13.2 million for the nine months ended September 30, 2014, mainly due to limited spend on projects other than the exploration activities performed at Marigold and Pirquitas.

In the nine months ended September 30, 2014, we incurred $5.3 million of business acquisition costs relating to the acquisition of the Marigold mine, whereas there we no such costs in the nine months ended September 30, 2015.

During the nine months ended September 30, 2015 and 2014, we recorded interest expense and other finance costs of $19.1 million and $18.1 million, respectively. In each period, such expense and costs are mainly attributable to our 2013 Notes. The higher finance costs in the nine months ended September 30, 2015, were due to interest paid on our Argentine peso-denominated loan facility in Argentina and non-cash accretion of reclamation liabilities.

We recorded foreign exchange losses for the nine months ended September 30, 2015, of $6.5 million compared to losses of $22.3 million in the nine months ended September 30, 2014. Our main foreign exchange exposures are related to net monetary assets denominated in Argentine pesos, and Canadian and Australian dollars. During the nine months ended September 30, 2015, this loss resulted from these currencies weakening against the U.S. dollar. The loss was significantly lower in the nine months of 2015 mainly because the Argentine peso weakened by 11%, compared to 27% in the same period of 2014, and also due to lower underlying Argentine peso exposure due to the reduction of our VAT receivables balance. In January 2014, there was a single significant devaluation event of the Argentine peso when the currency devalued by approximately 25%, which caused a loss of approximately $12 million in our Argentine peso-denominated VAT receivables balance at that time.

For the nine months ended September 30, 2015, we recorded an income tax expense of $4.3 million compared to an income tax expense of $1.1 million in the nine months ended September 30, 2014. In the first nine months of 2015, the income tax expense was primarily the result of the profitable operations at Marigold, concentrate and gold sales activities in Canada, disposition of Pretium Resources Inc. shares, and payment of interest withholding tax in Argentina. In the nine months ended September 30, 2014, the tax expense was primarily the result of the taxable sale of the Challacollo project in Chile.

During the nine months ended September 30, 2015, we recognized an unrealized gain of $2.8 million on marketable securities in other comprehensive income, compared to $3.2 million in the nine months ended September 30, 2014, which resulted from the higher increase in market value of securities classified as at fair value through other comprehensive income (“FVTOCI”) in the comparable period. During the nine months ended September 30, 2014, we also recognized a realized gain of $2.3 million on previously impaired marketable securities and securities designated at fair value through profit and loss (“FVTPL”).

7.	LIQUIDITY

At September 30, 2015, we had $200.0 million of cash and cash equivalents, an increase of $15.4 million from December 31, 2014. Our cash flows from operations were strong at $53.6 million and we also received $20.0 million of deferred consideration from the sale of the San Agustin project in Mexico in 2013. These cash flows were partially offset by the required deposit of $19.2 million in order to object to the Notice of Reassessment (“NOR”) from the Canada Revenue Agency ("CRA"), as further discussed below, $12.5 million of capitalized stripping at the Marigold mine, $11.5 million for the acquisition of the Valmy Property and $27.7 million of investments in plant and equipment, which will benefit future periods.

In addition, the release of $17.7 million of cash that had been restricted for reclamation bonding and other purposes, improved our working capital position. At September 30, 2015, compared to December 31, 2014, our working capital position increased to $373.1 million from $368.9 million. We manage our liquidity position with the objectives of ensuring sufficient funds available to meet planned operating requirements and providing support to fund strategic growth initiatives. We manage our liquidity position with the objectives of ensuring sufficient funds available to meet planned operating requirements and providing support to fund strategic growth initiatives.

Of our cash and cash equivalents balance, $197.2 million was held in Canada, the United States, Europe and Australia. At September 30, 2015, we held $1.2 million cash in Argentina. The government of Argentina regulates U.S. dollar inflows and outflows which restricts our ability to repatriate cash generated by the Pirquitas mine, but we continue to repatriate cash from Argentina where possible under a fixed schedule of debt repayments. All cash is invested in short term investments or high interest savings accounts under our investment policy with maturities of 90 days or less providing us with sufficient liquidity to meet our generally foreseeable corporate needs.

Our cash balance at September 30, 2015, along with projected operating cash flows are expected to be sufficient to fund planned exploration, development and corporate activities over the next twelve months from the date of this MD&A. We are continuing our cost reduction strategy to preserve our capital and to discharge liabilities as they become due, while implementing various optimization activities at our operations to improve cash generating capacity of each mine.

On January 27, 2015, we received the NOR from the CRA in the amount of approximately C$41.4 million plus interest of C$6.6 million related to the tax treatment of the 2010 sale of shares of our subsidiary that owned and operated the Snowfield and Brucejack projects. The CRA has asserted that the sale was on account of income and not capital, as we recorded it. Our management strongly disagrees with the CRA’s position in the reassessment. In order to appeal the reassessment, we were required to make a minimum payment of 50% of the reassessed amount claimed by the CRA under the NOR plus interest accrued to the date of the NOR. On February 26, 2015, we paid the required C$24.1 million ($19.2 million) to the CRA and have recorded this amount plus accrued interest as a non-current income tax receivable. On April 20, 2015, we filed a Notice of Objection with the CRA and, on September 15, 2015, we filed a Notice of Appeal with the Tax Court of Canada.

On August 4, 2015, we entered into a new $75 million senior secured revolving credit facility (the "Credit Facility") with a syndicate of three leading Canadian banks. Amounts that are borrowed under the Credit Facility will incur variable interest at London Interbank Offered Rate plus an applicable margin ranging from 2.75% to 3.75% determined based on our net leverage ratio. The Credit Facility also provides for financial letters of credit at 66% of the applicable margin and undrawn fees are 25% of the applicable margin. The term of the Credit Facility is three years. All debts, liabilities and obligations under the Credit Facility are guaranteed by our material subsidiaries and secured by our assets and certain of our material subsidiaries, and the pledges of certain of our material subsidiaries. The Credit Facility may be used for reclamation bonding, working capital and other general corporate purposes. At September 30, 2015, we had utilized $7.5 million of the Credit Facility to support a certain letter of credit.

8.	CAPITAL RESOURCES

Our capital consists of items included in shareholders' equity and debt, net of cash and cash equivalents as follows:

	September 30	December 31
	2015	2014
	$000s	$000s
Shareholders' equity	707,034	707,034
Convertible notes	205,277	197,134
	912,311	904,168

Less: cash and cash equivalents	(200,017)	(184,643)
	712,294	719,525

Following the closing of the Credit Facility on August 4, 2015, we are subject to certain financial covenants. At September 30, 2015, we were in compliance with these covenants. There was no other externally imposed capital requirement to which we are subject and with which we had not complied.

As at September 30, 2015, we had 80,754,434 common shares outstanding and 3,265,156 stock options outstanding which are exercisable into common shares at exercise prices ranging between C$5.83 and C$28.78.

Outstanding share data

The authorized capital consists of an unlimited number of common shares without par value. As at November 5, 2015, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)
Capital stock	80,826,484
Stock options	3,193,106	5.83 - 28.78	2.23 - 6.78
Fully diluted	84,019,590

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.
We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal and energy prices, marketable security values and interest rates. We do not have a practice of trading derivatives.
The risks associated with our financial instruments, and the policies on how we mitigate those risks, are set out below. This is not intended to be a comprehensive discussion of all risks.
a)Market Risk
This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.
(i)   Price Risk
This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for gold, silver, and to a lesser extent, zinc. These prices are affected by numerous factors that are outside of our control such as:
▪global or regional consumption patterns;
▪the supply of, and demand for, these metals;
▪speculative activities;
▪the availability and costs of metal substitutes;
▪inflation; and
▪political and economic conditions, including interest rates and currency values.
The principal financial instrument that we hold which is impacted by commodity prices are our silver and zinc concentrate trade receivables. The majority of these sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.
We have not hedged the price of gold or silver as part of our overall corporate strategy.

During the second quarter of 2015, we instigated a program to hedge a portion of our diesel consumption at the Marigold mine with the objective of securing future costs during this period of lower prices. We executed swap and option contracts under a risk management policy approved by our Board of Directors.
There has been no other significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the nine months ended September 30, 2015.
(ii) Currency Risk
Currency risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact comprehensive income.
We monitor and manage this risk with the objective of ensuring our group-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed. As at September 30, 2015, we have not entered into any derivatives to mitigate this risk.

The Argentine government requires the repatriation of export revenues into Argentina and, where cash flows exceed our current cash repatriation schedule, this results in an increase to our Argentine peso-dominated cash balance. In Argentina, the official Argentine peso exchange rate published is significantly lower than the parallel market rate (also referred to as the Blue rate). We use the official Argentine peso exchange rate for all re-measurement purposes which is consistent with the economic reality that foreign currency transactions entered into or paid out of Argentina are required to be converted at the official exchange rate. A sudden devaluation of the Argentine peso to a rate closer to the parallel market rate would materially impact the value of our Argentine peso-denominated cash and VAT receivables in U.S. dollar terms, but would improve our operating costs in U.S. dollar terms, all else being equal. We are actively seeking ways to mitigate the risk on our cash balance of a devaluation of the Argentine peso, and therefore, where possible, we are repatriating cash from Argentina under a fixed schedule of debt repayments and have entered into an Argentine peso-denominated loan facility.
There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the nine months ended September 30, 2015.
(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents and our Argentine peso-denominated loan facility in Argentina, because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. Our 2013 Notes have fixed interest rates and are not exposed to fluctuations in interest rates; a change in interest rates would impact the fair value of the instruments, but because we record our 2013 Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.
There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the nine months ended September 30, 2015.

b)	Credit Risk
Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:
Credit risk related to financial institutions and cash deposits Under our investment policy, investments are made only in highly rated financial institutions, and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.

Credit risk related to trade receivables We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 75% of the value of the concentrate shipped and through utilizing multiple counterparties.

Credit risk related to other financial assets All other receivable balances are expected to be collectible in full due to the nature of the counterparties and/or a previous history of collectability.

We also have credit risk through our significant VAT receivables balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full; however, due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.

c)	Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.
Argentine government regulation of U.S. dollar inflows and outflows restricts the ability to repatriate cash generated by the Pirquitas mine, although we are repatriating cash from Argentina under a fixed schedule of debt repayments, which has an impact on overall corporate liquidity.
A detailed discussion of our liquidity position as at September 30, 2015, is included in section 7 of this MD&A.

Our cash balance at September 30, 2015, along with projected operating cash flows, are expected to be sufficient to fund planned exploration, development and corporate activities over the next twelve months from the date of this MD&A.

10.	OTHER RISKS AND UNCERTAINTIES

We are subject to a number of risks and uncertainties, each of which could have an adverse effect on our operating results, business prospects or financial position.

For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our Annual Information Form for the year ended December 31, 2014, which is available at www.sedar.com, and our Annual Report on Form 40-F for the year ended December 31, 2014, which is available on the EDGAR section of the SEC website at www.sec.gov.

11.	RELATED PARTY TRANSACTIONS

We did not enter into any related party transactions during the nine months ended September 30, 2015.

12.	NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measures - Cash costs and total costs per payable ounce of precious metals sold

We use the non-GAAP financial measures of cash costs and total costs per payable ounce of precious metals sold to manage and evaluate operating performance. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate our performance and ability to generate cash flows. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of our condensed consolidated interim statements of (loss) income to cash costs and total costs for the three month periods indicated below:

	September 30 2015	June 30 2015	March 31 2015	December 31 2014	September 30 2014
	$000s	$000s	$000s	$000s	$000s
Pirquitas mine
Cost of sales (A)	48,039	36,936	40,707	56,332	31,182
Add: Treatment and refining costs	4,633	3,880	5,208	5,132	3,734
Less: By-product revenue	(1,206)	(3,884)	(2,047)	(6,268)	(6,166)
Less: Inventory NRV adjustment	(7,716)	—	—	(11,262)	—
Total Costs	43,750	36,932	43,868	43,934	28,750

Less: Depreciation, depletion and amortization	(11,610)	(12,570)	(9,912)	(12,427)	(5,640)
Less: Export duties on silver concentrate	(2,995)	(1,440)	(3,120)	(1,810)	(2,581)
Cash Costs	29,145	22,922	30,836	29,697	20,529

Marigold mine
Cost of sales (B)	36,548	42,563	40,612	53,502	41,829
Add: Treatment and refining costs	39	41	43	49	34
Less: By-product revenue	(13)	(12)	(13)	(15)	(11)
Total Costs	36,574	42,592	40,642	53,536	41,852

Less: Depreciation, depletion and amortization	(8,192)	(8,102)	(6,447)	(7,772)	(3,741)
Cash Costs	28,382	34,490	34,195	45,764	38,111

Cost of sales, per consolidated interim statement of (loss) income (A+B)	84,587	79,499	81,319	109,834	73,011

Pirquitas mine
Payable ounces of silver sold (oz)	2,644,933	2,425,701	2,741,396	2,525,166	1,680,502
Total Costs per silver ounce ($/oz)	16.54	15.23	16.00	17.40	17.11
Cash Costs per silver ounce ($/oz)	11.02	9.45	11.25	11.76	12.22

Marigold mine
Payable ounces of gold sold (oz)	39,500	48,100	55,830	68,801	38,218
Total Costs per gold ounce ($/oz)	926	885	728	778	1,095
Cash Costs per gold ounce ($/oz)	719	717	612	665	997

Precious metals equivalency
Total cash cost (for all metals produced) ($000s)	57,527	57,412	65,031	75,461	58,640
Equivalent payable silver ounces sold (1) (oz)	5,574,030	5,892,831	6,793,519	6,998,809	4,102,646
Cash Costs per equivalent silver ounces sold ($/oz)	10.32	9.74	9.57	10.78	14.29

(1) Silver equivalent ounces have been established using realized silver and gold prices per ounce in the period and applied to the recovered metal content of the gold bullion sold by the Marigold mine.

Non-GAAP financial measures - realized metal prices

Average realized price per ounce of silver sold in each reporting period excludes the period end price adjustments and final settlements on concentrate shipments. The price adjustments do not apply to gold bullion sales.

Non-GAAP financial measures - adjusted net income (loss)

We have included the non-GAAP financial performance measures of adjusted income (loss) before tax, adjusted income tax (expense), adjusted net income (loss) and adjusted basic earnings (loss) per share. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mineral properties, impairment charges, unrealized and realized gains/losses on financial instruments, significant non-cash foreign exchange impacts as well as other significant non-cash, non-recurring items. We exclude these items from net income (loss) to provide a measure which allows investors to evaluate the operating results of our underlying core operations and our ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may use this information to evaluate our performance. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

We have revised the calculation presented for the three and nine months ended September 30, 2014, to include adjustments for certain non-cash and non-recurring items that we consider provides an improved measure to evaluate the operating results of our underlying core operations.

The following table provides a reconciliation of adjusted net income (loss) to the consolidated financial statements:

	Three months ended September 30
	2015	2014
	$000s	$000s

Net (loss) before tax	(62,556)	(17,600)
Adjusted for:
Business acquisition and integration costs	—	263
Non-cash finance income and expense	3,705	3,017
Non-recurring disposals of fixed assets	1,457	—
Write-down of inventory to NRV	7,716	—
Impairment charges	34,490	—
Gain on marketable securities	—	(1,202)
Non-cash foreign exchange loss	3,128	2,472
Other non-recurring items	216	(704)
Adjusted (loss) before tax	(11,844)	(13,754)

Income tax recovery	3,140	24
Adjusted for:
Other non-recurring tax items	47	(192)
Change in prior period estimates	(1,470)	1,131
Adjusted income tax recovery	1,717	963
		—
Adjusted net (loss)	(10,127)	(12,791)

Weighted average shares outstanding (000's)	80,754	80,754

Adjusted basic (loss) per share ($)	(0.13)	(0.16)

	Nine months ended September 30
	2015	2014
	$000s	$000s

Net (loss) before tax	(53,304)	(39,026)
Adjusted for:
Gain on sale and write-off of mineral properties	—	(15,939)
Business acquisition and integration costs	—	5,299
Non-cash finance income and expense	10,373	8,897
Non-recurring disposals of fixed assets	1,457	—
Write-down of inventory to NRV	7,716	—
Write-down of exploration projects	—	699
Impairment charges	34,490	—
Loss on marketable securities	—	3,038
Non-cash foreign exchange loss	5,468	14,960
Other non-recurring items	837	377
Adjusted income (loss) before tax	7,037	(21,695)

Income tax (expense)	(4,276)	(1,145)
Adjusted for:
Other non-recurring tax items	(3,713)	2,278
Change in prior period estimates	(4,939)	1,206
Adjusted income tax (expense) recovery	(12,928)	2,339
		—
Adjusted net (loss)	(5,891)	(19,356)

Weighted average shares outstanding (000's)	80,754	80,754

Adjusted basic (loss) per share ($)	(0.07)	(0.24)

13.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies
Our condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The comparative information has also been prepared on this basis.
The accounting policies applied in the preparation of our condensed consolidated interim financial statements are consistent with those applied and disclosed in our audited consolidated financial statements for the year ended December 31, 2014, except for the application of the amendments to existing IFRSs (Note 2(d)) of our condensed consolidated interim financial statements) which were effective January 1, 2015 and the voluntary adoption of IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9"), which had an initial application date of April 1, 2015. The impacts of this adoption are discussed below.
During the year ended December 31, 2014, we elected to change our accounting policy with respect to exploration and evaluation expenditures, consistent with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, in order to enhance the relevance and reliability to the decision-making needs of the users of our financial statements. Prior to this change, our policy was to capitalize exploration and evaluation expenditures on properties that we have the legal rights to explore, until commercially viable. We have elected to expense all exploration and evaluation expenses until such time that we believe that further expenditures will provide probable future economic benefit. Our policy is disclosed in Note 2(i) of our audited consolidated financial statements for the year ended December 31, 2014.

For the nine months ended September 30, 2014, the following adjustments were recorded to the consolidated statements of (loss) income:

		Adjustments for change in accounting policy
Nine months ended September 30, 2014	As previously reported	Exploration and evaluation	As currently reported
	$	$	$
Exploration, evaluation and reclamation (expenses)	(4,469)	(8,742)	(13,211)
Gain on sale of mineral property	9,240	6,699	15,939
Other (expense) income	(9,783)	850	(8,933)
Income tax (expense)	(952)	(193)	(1,145)
(Decrease) in net income		(1,386)

Weighted average shares outstanding (thousands)
Basic	80,754	80,754	80,754
Diluted	80,754	80,754	80,754

Decrease in (loss) per share
Basic	($0.48)	($0.02)	($0.50)
Diluted	($0.48)	($0.02)	($0.50)

For the three months ended September 30, 2014, the following adjustments were recorded to the consolidated statements of (loss) income:

		Adjustments for change in accounting policy
Three months ended September 30, 2014	As previously reported	Exploration and evaluation	As currently reported
	$	$	$
Exploration, evaluation and reclamation (expenses)	(2,560)	(2,963)	(5,523)
Other (expense) income	(2,949)	118	(2,831)
Income tax (expense)	90	(66)	24
(Decrease) in net income		(2,911)

Weighted average shares outstanding (thousands)
Basic	80,754	80,754	80,754
Diluted	80,754	80,754	80,754

Increase in (loss) per share
Basic	($0.18)	($0.04)	($0.22)
Diluted	($0.18)	($0.04)	($0.22)
Financial instruments under IFRS 9
We have early adopted all of the requirements of IFRS 9 as of April 1, 2015. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value, replacing the multiple rules in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so our accounting policy with respect to financial liabilities is unchanged.

As a result of the early adoption of IFRS 9, we have changed our accounting policy for financial assets retrospectively, for assets that were recognized at the date of application. The change did not impact the carrying value of any of our financial assets on transition date. The main area of change is the accounting for equity securities previously classified as available for sale.
The following is the new accounting policy for financial assets under IFRS 9. All other aspects of our accounting policy for financial instruments as disclosed in Note 2(q) to our audited consolidated financial statements for the year ended December 31, 2014 are unaffected.
Financial assets
We classify our financial assets in the following categories: at FVTPL, FVTOCI or at amortized cost. We determine the classification of financial assets at initial recognition. The classification for debt instruments is driven by the entity’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL; for other equity instruments, on the day of acquisition, we can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI.
Our accounting policy for each of the categories is as follows:
Financial assets at FVTPL Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statement of (loss) income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets or liabilities held at FVTPL are included in the consolidated statement of (loss) income in the period in which they arise.
Financial assets at FVTOCI Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive (loss) income.
Financial assets at amortized cost A financial asset is measured at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the asset's contractual cash flows are comprised solely of payments of principal and interest. They are classified as current assets or non-current assets based on their maturity date, and are initially recognized at fair value and subsequently carried at amortized cost less any impairment.
Derivative financial instruments When we enter into derivative contracts, these are intended to reduce the exposures related to assets and liabilities, or forecast transactions.
The classification approach described above is applied to all financial assets, including those that contain embedded derivatives, without the need to separate the embedded derivative from the host contract. Commodity-based embedded derivatives resulting from provisional sales prices of metals in concentrate are classified as FVTPL with changes in value recognized in revenue.
Impairment of financial assets at amortized cost We recognize a loss allowance for expected credit losses on financial assets that are measured at amortized cost.
At each reporting date, we measure the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, we measure the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.
Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.
Derecognition of financial assets Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized within finance income or other income and finance costs, respectively. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income
We completed a detailed assessment of our financial assets as at April 1, 2015. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	Original classification	New classification
Financial assets	IAS 39	IFRS 9
Cash and cash equivalents	FVTPL	FVTPL
Marketable securities	Available-for-sale	FVTOCI
Marketable securities	FVTPL	FVTOCI
Trade receivable	Amortized cost	Amortized cost
Concentrate trade receivables	Embedded derivate separately identified as FVTPL	Whole contract FVTPL
Trade payable	Amortized cost	Amortized cost
We elected to classify our marketable securities as FVTOCI as they are not considered to be held for trading, and this presentation will prevent the consolidated statement of (loss) income from being impacted by value changes of these non-operating assets.
As we are not restating prior periods we have recognized the effects of retrospective application at the beginning of the annual reporting period that includes the date of initial application. Therefore, the adoption of IFRS 9 resulted in a decrease to opening retained deficit on January 1, 2015 of $33.7 million with a corresponding adjustment to accumulated other comprehensive income.
IFRS 7 amendments
IFRS 7, Financial Instruments: Disclosure has been amended to require additional disclosures on transition from IAS 39 to IFRS 9. These amendments are effective upon adoption of IFRS 9. As such, we have adopted these amendments as at April 1, 2015.
Hedge accounting
In addition to the early adoption of IFRS 9, we also applied hedge accounting. The accounting policy for hedge accounting is as follows:
Derivative Instruments Derivative instruments are recorded at fair value on the consolidated statement of financial position, classified based on contractual maturity. Derivative instruments are classified as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly probable forecast transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the consolidated statements of financial position unless there is a legal right to offset and intent to settle on a net basis.
Fair Value Hedges Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of (loss) income, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk.
Cash Flow Hedges The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized in the consolidated statements of (loss) income. Amounts accumulated in equity are transferred to the consolidated statements of (loss) income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.
When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in equity at that time remains in equity and is recognized in the consolidated statements of (loss) income when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the consolidated statements of (loss) income.
Non-Hedge Derivatives Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the balance sheet date, with changes in fair value recognized in the consolidated statements of (loss) income.
As at September 30, 2015 we had entered into certain contracts to hedge the cost of diesel, with the objective of reducing the volatility of reported income from mine operations. We have applied hedge accounting for these contracts.
Pronouncements affecting our financial statements presentation or disclosure

The following new and amended IFRS pronouncements were adopted during the nine months ended September 30, 2015:

Operating segments
IFRS 8, Operating segments was amended to require disclosure of the judgments made by management in aggregating operating segments, including a description of the segments which have been aggregated and the economic indicators which have been assessed in determining that the aggregated segments share similar economic characteristics. The amendment was effective for annual periods commencing on or after July 1, 2014 and does not have a material impact on our consolidated financial statements.

Critical Accounting Estimates and Judgments
The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. The critical judgments and estimates applied in the preparation of the our unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2015 are consistent with those applied and disclosed in Note 2(u) to our audited consolidated financial statements for the year ended December 31, 2014.

14.	FUTURE ACCOUNTING CHANGES

The below new standards have been issued but are not yet effective:

Revenue from contracts with customers
The IASB has replaced IAS 18, Revenue in its entirety with IFRS 15 - Revenue from contracts with customers (“IFRS 15”), which is intended to establish a new control-based revenue recognition model and change the basis for deciding whether revenue is to be recognized over time or at a point in time. IFRS 15 is effective for annual periods commencing on or after January 1, 2017. We are currently evaluating the impact the standard is expected to have on our financial statements.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on us.

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting or disclosure controls and procedures during the three months ended September 30, 2015, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

This MD&A contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: future production of silver, gold and other metals; future costs of inventory, and cash costs and total costs per payable ounce of silver, gold and other metals sold; the prices of silver, gold and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver, gold and other metals produced by us; timing of production and the cash costs and total costs of production at the Pirquitas mine and the Marigold mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our plans and expectations for our properties and operations; and the potential benefits to be derived from entering into a joint venture with Golden Arrow; the likelihood of Silver Standard exercising its option and the completion of the transaction; the outcome of Silver Standard’s evaluation of the Chinchillas project; estimated pre-development expenditures; timing of Chinchillas providing a supply feed to the Pirquitas plant; payments to be made to Golden Arrow; and receipt of the necessary approvals of the court and Golden Arrow’s shareholders.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; fully realizing our interest in Pretium Resources Inc. (“Pretium”) and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty and related interest on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the VAT collection process in Argentina; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and operational issues; our ability to obtain adequate financing for further exploration and development programs; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; governmental regulations, including health, safety and environmental regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment by the CRA; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; recoverability of deferred consideration to be received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; our ability to complete and successfully integrate an announced acquisition; conflicts of interest that could arise from some of our directors’ and officers’ involvement with other natural resource companies; information systems security risks; certain terms of our convertible notes; our senior secured revolving credit facility; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Qualified Persons

Except as otherwise set out herein, the scientific and technical information contained in this MD&A relating to the Pirquitas mine has been reviewed and approved by Trevor J. Yeomans, ACSM, P.Eng., and F. Carl Edmunds, P. Geo., each of whom is a Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Yeomans is our Director of Metallurgy and Mr. Edmunds is our Chief Geologist, Exploration. The scientific and technical information contained in this MD&A relating to the Marigold mine has been reviewed and approved by Thomas Rice and James N. Carver, each of whom is a SME Registered Member and a Qualified Person under NI 43-10. Mr. Rice is our Technical Services Manager and Mr. Carver is our Chief Geologist at the Marigold mine.

Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates

This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.